SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the Month of July 2006

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ELBIT SYSTEMS LTD.
 (Translation of Registrant’s Name into English)
 Advanced Technology Center, P.O.B. 539, Haifa 31053, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

        Attached hereto as Exhibit 1 and incorporated herein by reference is the Registrant’s press release dated July 10, 2006.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELBIT SYSTEMS LTD. (Registrant) By: /s/ Ilan Pacholder Name: Ilan Pacholder Title: Corporate Secretary

Dated: July 10, 2006

EXHIBIT INDEX

Exhibit No.	Description
1.	Press release dated July 10, 2006.

EXHIBIT 1

Elbit Systems’ subsidiary, Elop, to provide naval and aerial payloads valued at approximately $15 million

Haifa, Israel, July 10, 2006 –Elbit Systems Ltd. (NASDAQ: ESLT) announced that its subsidiary Elbit Systems Electro-Optics Elop Ltd. (“Elop”), was awarded several new contracts to supply advanced CoMPASS payloads for naval and aerial use, valued at approximately $15 million.

The new contracts include the supply of payloads for naval use for a customer in the Far East and for a NATO member customer, as well as an order for UAV and combat aircraft payloads in Eastern Europe.

As previously reported, Elop was selected to supply the advanced surveillance systems for the prestigious UK MoD WATCHKEEPER UAV project. In this project, Elop will provide the most advanced version of its innovative family of surveillance systems, CoMPASS.

Elop’s General Manager, Mr. Haim Rousso said: “Recently we noted a substantial increase in demand for payloads designed for naval applications. Elop’s unique payload solutions combined with its ability to meet the specific requirements of each customer, further establishes our leading position in the field of electro-optic systems in general and in the payload market in specific. Mr. Rousso further said: “The recent orders reaffirm our customers’ trust in our combat experience and the technological quality of our systems, and we look forward to further business success in this market.”

About Elbit Systems Electro-Optics Elop Ltd.

Elbit Systems Electro-Optics Elop Ltd., a subsidiary of Elbit Systems, develops, manufactures, assembles and tests electro-optic systems and products for a wide range of applications. In addition to lasers, Elop’s main business areas include: remote sensing – space systems, airborne reconnaissance, observation and surveillance systems; armored fighting vehicles upgrades and systems; thermal imaging; displays; and electro-optics counter-measures. Thousands of advanced laser designators and rangefinders for airborne, ground and naval applications have been supplied since Elop initiated its laser activities in the early 70s. The company’s laser rangefinders are incorporated in tank fire control systems and anti/aircraft systems. Its laser designators for rotary and fixed wind aircraft are installed on board a variety of airborne platforms, such as: Apache, Kiowa Warrior and Cobra Helicopters, in addition to payloads for fixed wind aircraft: F/A-18 NITE Hawk Pod and Litening Pod.

About Elbit Systems

Elbit Systems Ltd. is an international defense electronics company engaged in a wide range of defense-related programs throughout the world. The Elbit Systems Group, which includes the company and its subsidiaries, operates in the areas of aerospace, land and naval systems, command, control, communications, computers, intelligence, surveillance and reconnaissance (“C4ISR”), advanced electro-optic and space technologies, EW suites, airborne warning systems, ELINT systems, data links and military communications systems and equipment. The Group also focuses on the upgrading of existing military platforms and developing new technologies for defense and homeland security applications.

Contacts

Company contact Ilan Pacholder, Corporate Secretary and VP Finance & Capital Markets Elbit Systems Ltd. Tel: 972-4 831-6632 Fax: 972-4 831- 6659 pacholder@elbit.co.il	IR Contacts Ehud Helft/Kenny Green GK International Tel: 1-866-704-6710 Fax: 972-3-607-4711 ehud@gk-biz.com kenny@gk-biz.com

STATEMENTS IN THIS PRESS RELEASE WHICH ARE NOT HISTORICAL DATA ARE FORWARD-LOOKING STATEMENTS WHICH INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES OR OTHER FACTORS NOT UNDER THE COMPANY’S CONTROL, WHICH MAY CAUSE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS OF THE COMPANY TO BE MATERIALLY DIFFERENT FROM THE RESULTS, PERFORMANCE OR OTHER EXPECTATIONS IMPLIED BY THESE FORWARD-LOOKING STATEMENTS. THESE FACTORS INCLUDE, BUT ARE NOT LIMITED TO, THOSE DETAILED IN THE COMPANY’S PERIODIC FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION.